Sun Life Financial Inc. redeems
Class A Non-Cumulative Rate Reset Preferred Shares Series 12R

TORONTO, ON – (December 31, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its issued and outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 12R.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	**Investor Relations Contact:**
Krista Wilson	Yaniv Bitton
Director	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 226-751-2391	T. 416-979-6496
krista.wilson@sunlife.com	investor_relations@sunlife.com